Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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The following e-mail was sent to all employees of Adobe Systems Incorporated on July 29, 2005:

Date:	July 29, 2005
To:	All Adobe Employees
From:	The Integration Program Office (IPO)
Re:	Integration Planning Update – No. 5

This is the fifth in a series of ongoing newsletters to keep you up-to-date with the latest news and information pertaining to Adobe’s planned acquisition of Macromedia. Based on our estimated fall close, we are now over half way through the integration planning process and integration planning is proceeding as scheduled.  Both companies continue to expect the transaction to close this fall, pending approval by stockholders and regulatory agencies, and the satisfaction of other closing conditions.

ADBE + MACR INTEGRATION PLANNING – WHAT’S NEW?

The integration teams continue to make significant progress in building out our plans as a combined company for day one and beyond.  With customer experience being a key focus, each of the teams are looking at how they can ensure a smooth transition for our combined customers as we begin to operate and grow as one company.  Following are a few specific examples:

Planning for a Best-in-Class Website

Inside the Marketing Integration team, the Adobe.com / Macromedia.com subteam is hard at work planning how to create the best Day One experience for our customers when they arrive at the external web sites. While many aspects of web integration planning are still under discussion, we do know that the current plan is to operate two sites on Day One, and that Macromedia.com will be co-branded with both “Adobe” and “Macromedia.” The team is developing schematics and use-cases, and they plan to conduct user testing to make sure that we can launch with the best plan for achieving our integration goals while still maintaining our key performance indicators like traffic to the online store, and easy-to-find customer support. They are also working on a detailed cross-linking plan that will be the first step in truly integrating the two sites.

Honoring Customer Commitments

The Customer Care integration team’s primary objective for Day One is to make sure that customer commitments are honored and fulfilled. This includes the quality and effectiveness of the online support centers as well as the customer’s call in experience. Currently, the Customer Care Integration teams are reviewing all of the customer support access points to ensure that our collective operations will continue to perform as expected. Additionally, the team is diligently looking “beyond” the Day One experience to research and plan exactly how we can better serve our customers as a collective and optimized Worldwide Customer Care Organization. The excitement surrounding this research is building daily as the discovery into the quality of the people in both companies reveals a wealth of talent, experience, and passion for our customers.

Planning Product Roadmaps

The product integration teams have moved beyond the discovery phase of understanding legal guidelines and product basics and are starting to engage in discussions around long-term customer needs and product opportunities.  Initial ideas have been reviewed internally with Clean Team members and reports indicate that the energy and excitement is high on both sides.  ”Integration planning efforts have been really exciting,” commented Dave Burkett, senior director, CPBU Product Management, “What strikes me most is how much we think alike and the great recognition and respect the teams have for the strengths each company brings to the table.” Each of the product teams intends to share its planning work after close via internal team discussions.  They will also hold Concept Accept (CA) presentations in the fall to kickoff the product integration roadmap.

Comprehensive, Cross-Functional Walkthroughs

All of these efforts will be brought together in the next few weeks with a Customer Scenario workshop sponsored by the Integration Program Office. This will be an opportunity for integration teams to walk through various customer scenarios and test their plans with stakeholder groups and business owners. This will serve as a final step in making sure that we have all of our bases covered for Day One across all customer touch points.

ADBE + MACR – WHAT WE’RE HEARING

Adobe and Macromedia Set Date for Special Meetings of Stockholders; Proxy Materials Sent
Adobe Press Release, July 20, 2005

Macromedia Press Release, July 20, 2005

Consistent with plans to finalize the acquisition this fall, Adobe and Macromedia announced that they will hold separate special meetings of stockholders at 3:00 p.m. PDT on Wednesday, August 24, 2005, to vote on Adobe’s planned acquisition of Macromedia. The companies also announced that a joint proxy statement/prospectus would be sent to all Adobe and Macromedia stockholders on or about July 22.

http://www.adobe.com/aboutadobe/pressroom/pressreleases/200507/072005SpecialStockholderMeeting.html

http://www.macromedia.com/macromedia/ir/macr/news/2005/jul_q106_results.html

All employees holding Adobe or Macromedia stock of record as of July 19, 2005 are entitled to vote on the transaction and urged to read the joint proxy statement/prospectus and exercise their right to vote.

Macromedia Profit, Revenue Climbs

Marketwatch, July 21, 2005

Macromedia’s fiscal first-quarter profit rose to $15.2 million, or 19 cents a share, from $13 million or 17 cents a share in the comparable period a year earlier.  Revenue for the period increased 13% to $116.8 million from $103.6 million.

http://www.marketwatch.com/news/yhoo/story.asp?source=blq/yhoo&siteid=yhoo&dist=yhoo&guid=%7B047042DB%2D0519%2D450B%2DAC48%2D53CD95157392%7D

Adobe Customers Seeing Solid Business Trends

Forbes.com, July 26, 2005

Piper Jaffray maintained an “outperform” rating and $37 price target on Adobe after it surveyed creative pro customers on a number of factors affecting the company.  “We found that most creative professional Adobe customers are experiencing solid business trends through the first half of calendar 2005,” the financial advisory firm stated.  Furthermore, talks with creative pro customers indicated that Macromedia and Adobe provide “all the right tools in one tool box.”

http://www.forbes.com/markets/2005/07/26/adobe-macromedia-customers-0726markets11.html?partner=yahootix

Adobe Employees Learn More about Macromedia’s Key Products

In recent weeks, executives from Macromedia have given two more in-depth presentations on some of their company’s most successful products.

Flash

On July 15, Kevin Lynch, executive vice president and Chief Software Architect, Macromedia, gave an overview of the Flash Platform, which he said is “the leading platform for delivering effective and consistent experiences across many devices.”

Lynch reported that the Flash Platform’s reach now extends to 600 million PCs and non-PC devices.  Additionally, Flash has more than one million loyal designers and developers, and “there is a lot of energy in the developer community,” Lynch reported. The Flash Platform accounts for about 60 percent of Macromedia’s revenue.

Amazon, IBM, Microsoft and Adidas are among the many companies using Flash on their websites. In FY2004, 12 different phone types used Flash. Now, in FY2005, 77 different phone types are using Flash.

A recorded presentation about the Flash Platform is at http://macromedia.breezecentral.com/p15968900/ and more information is available at http://www.macromedia.com/platform/

Rich Internet Applications and Flex Overview

On July 22: David Mendels, executive vice president and General Manager, Macromedia, spoke about their Rich Internet Applications and Flex server product, which he called “the leading presentation tier framework for building more effective user interfaces.”

Macromedia believes that great user experiences build great businesses, Mendels said.  Companies have invested billions of dollars to create a solid back-end foundation in their IT infrastructures, and there is a strong need for a front-end component that enables customers to move beyond page browsing interfaces.  Flex meets this need by offering a powerful set of building blocks and a familiar, standards-based programming framework. It creates rich, seamless, and vastly enhanced experiences for end users.

Mendels described how a customer no longer has to click, submit, wait to move to another page, and then move back if something was missed or entered incorrectly. Rather, he or she is kept in context and gets instant feedback, making the experience much faster and more seamless.

Flex offers enterprise customers a variety of benefits, including:

•                  Higher completion rates of transactions

•                  Improved customer loyalty

•                  Higher utilization rates

•                  More transactions

•                  Larger transactions

Programmers and developers also benefit from Flex technology because it is simpler to use and more efficient.

Macromedia has established more than 300 enterprise customers for its Flex server product, including Mercedes-Benz, Mastercard, Northrop Grumann, Pfizer and TJ Max.  For example, TJ Max used Flex technology to streamline the user interface of its online shopping cart, leading to a dramatic, 50 percent decline in the abandonment rate of shopping cart items, and adding significantly to the company’s bottom line.

To learn more about Flex and to download some code to play with, Mendels directed Adobe engineers and other employees to Macromedia’s external Flex website, http://www.macromedia.com/software/flex/

Visit Adobe’s Knowing the Business intranet site <http://icomm.corp.adobe.com/int_comm/friday.html> to learn more about past and future Knowing the Business sessions.

To read biographies of Kevin Lynch and David Mendels, visit
http://www.macromedia.com/macromedia/management/exec_bios/

ADBE + MACR – RESOURCES TO HELP YOU LEARN MORE

Knowing the Business (KTB) – More Acquisition-Related Sessions to be Held on August 5 and 12.

August 5: An executive from Macromedia will provide an overview of the company’s Mobile & Devices strategy, which is aimed at creating compelling rich media content and applications that are portable across a broad range of devices and platforms.

August 12: An executive from Macromedia will speak about Macromedia Studio, the company’s integrated tool set for web development that includes the newest versions of its web development applications.

Look for more detailed information on these and other upcoming sessions on the Knowing the Business intranet site <http://icomm.corp.adobe.com/int_comm/friday.html>.

Employee Website To learn more about the Adobe-Macromedia acquisition, please visit Inside the Acquisition <http://icomm.corp.adobe.com/acq/index.asp>.  Here you will find a variety of resources including FAQs, links to the first four issues of this newsletter, and links to the slide presentations made at other recent KTB sessions.

Additional information is available on the external Adobe-Macromedia Acquisition Website: http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/.

If you have further questions, please direct them to the Integration Program Office

<mailto:acquisition_macr@adobe.com>.

ADBE + MACR – IN OUR NEXT ISSUE

In early August, as part of our twice-monthly updates on integration planning, Inside the Acquisition Update will report on Bruce Chizen’s visits to Newton, Massachusetts and Ottawa, Canada.

Additionally, Shantanu Narayen and Digby Horner are traveling to India where they will hold an all employee meeting at Adobe’s facility in Noida, and a KTB at Macromedia’s facility in Bangalore.  In our upcoming Issue, we will report on their visits and convey some of their insights and reflections related to integration planning.

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Adobe Systems Incorporated included a link in the above e-mail to the following Macromedia press release issued on July 20, 2005:

Press Releases

MACROMEDIA REPORTS FIRST QUARTER FISCAL YEAR 2006 RESULTS

Net income increases 17% on 13% revenue growth

Summary Financial Results

	Three Months Ended June 30
	2005	2004
Net revenues (millions)	$116.8	$103.6
Net income per diluted share – GAAP	$0.19	$0.17
Net income per diluted share – Non-GAAP	$0.22	$0.18

Download Q106 Financials – Excel file (50.5K)

San Francisco, CA—July 20, 2005—Macromedia, Inc. (Nasdaq: MACR) today reported financial results for its fiscal first quarter ended June 30, 2005. Net revenues for the quarter were $116.8 million, a 13 percent increase compared to the $103.6 million reported for the same period last year.

GAAP net income for the fiscal first quarter was $15.2 million, or $0.19 per diluted share, compared to $13.0 million, or $0.17 per diluted share, for the same quarter a year ago. Non-GAAP net income for the fiscal first quarter was $18.1 million, or $0.22 per diluted share, compared to $13.7 million, or $0.18 per diluted share, for the same quarter a year ago. Non-GAAP results exclude $4.3 million in expenses associated with the proposed Adobe merger, as outlined in the attached consolidated statements and related reconciliation. Non-GAAP results for the first fiscal quarters ended June 30, 2005 and 2004, also reflect an estimated annual tax rate of 20 percent, reflecting U.S. federal and state income taxes and foreign taxes at rates other than U.S. statutory rates.

“I am very proud that Macromedia has once again delivered record revenue results,” said Stephen Elop, CEO, Macromedia. “Our market strategy, with its focus on the Flash Platform, is clearly resonating, as evidenced by the continued success around Breeze, Flex, and mobile.”

Business Outlook – Second Quarter Fiscal Year 2006

For the quarter ending September 30, 2005, Macromedia expects net revenues to be in the range of $120 to $125 million, with gross margins in the 91 to 93 percent range and operating profit margin between 17 and 19 percent, excluding certain merger-related costs.

Conference Call

Macromedia’s first quarter of fiscal year 2006 financial results will be discussed in a Macromedia Breeze presentation available at http://www.macromedia.com/macr/. In addition, a teleconference is scheduled to begin at 2 pm Pacific Daylight Time / 5 pm Eastern Daylight Time on Wednesday, July 20, 2005. After the conclusion of the teleconference, a replay of the conference call will be available on the Company’s website.

Special Stockholders Meeting on August 24, 2005

Macromedia also today announced that it will hold a Special Meeting of Stockholders at 3 pm Pacific Daylight Time on Wednesday, August 24, 2005, to vote on the Company’s previously announced merger with Adobe Systems Incorporated (Nasdaq: ADBE). A joint proxy statement/prospectus will be mailed on or about July 22, 2005, to Macromedia stockholders of record as of July 19, 2005. All Macromedia stockholders of record as of July 19, 2005, are entitled to vote on the transaction. Macromedia stockholders are urged to read the joint proxy statement/prospectus as it contains important information regarding the proposed merger. Macromedia anticipates that the transaction will close in fall 2005, subject to approvals by Macromedia and Adobe stockholders, appropriate regulatory approvals, and the satisfaction of other closing conditions.

About Macromedia

Experience matters. Macromedia is motivated by the belief that great experiences build great businesses. Our software empowers millions of business users, developers, and designers to create and deliver effective, compelling, and memorable experiences — on the Internet, on fixed media, on wireless, and on digital devices.

Cautionary Note About Forward-Looking Statements

Matters discussed in this news release may be considered forward-looking statements, including those under the heading “Business Outlook” that relate to expected future financial results which involve risks and uncertainties. Such risks and uncertainties include those related to the pending merger with Adobe Systems Incorporated, customer acceptance of new products and services and new versions of existing products, the impact of competition, the risk of delays in product development and release dates, the risk of not attracting and retaining key personnel, new regulations and other government actions that may materially increase the cost of compliance and doing business, risks associated with participating in international markets (including, but not limited to, foreign policies, market instability, exchange rate fluctuation, and regulations in the applicable foreign countries), quarterly fluctuations of the Company’s operating results, the Company’s dependence on distributors and resellers, the risk of product returns, the challenges faced in protecting the Company’s intellectual property within and outside the US, the risks associated with potential litigation and intellectual property ownership claims against the Company and others in the industry, volatility of the Company’s stock, and other risks detailed from time to time in the Company’s filings with the SEC including, without limitation, its annual report on Form 10-K and its quarterly reports on Form 10-Q, as they may be updated or amended with future filings. The actual results the Company achieves may differ materially from any forward-looking statements due to such risks and uncertainties.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia, and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.

Non-GAAP Financial Measures

Macromedia prepares its financial statements in accordance with accounting principles generally accepted in the United States (GAAP) and adjusts some of its GAAP measures to create non-GAAP financial measures. For purposes of presenting our non-GAAP net income, we exclude certain merger-related costs and apply a non-GAAP annual tax rate of 20% reflecting our estimated tax expense on our core operations. Our non-GAAP financial measures may be considered in addition to, but are not to be used as a substitute for, the GAAP information contained in our financial reporting. The non-GAAP financial measures we use are likely to be different from, and not comparable to, non-GAAP financial measures used by other companies.

Macromedia’s management uses non-GAAP financial measures for its internal performance management and budgeting processes. Macromedia believes that the non-GAAP financial measures provide useful insight into the performance of the business by eliminating the impact of nonrecurring and unusual items that are recorded under GAAP. The non-GAAP financial measures have limitations compared to GAAP measures because they exclude charges that often have a material impact on the Company’s GAAP operating expenses, net earnings, and diluted earnings per share calculations. To compensate for these limitations, Macromedia’s management typically uses non-GAAP measures in conjunction with GAAP results.

Macromedia believes that presenting the non-GAAP results with an accompanying reconciliation to GAAP results provides investors with an additional tool for evaluating the ongoing performance of our business, without the influence of certain nonrecurring expenses. Macromedia believes the non-GAAP financial measures may be useful to investors in helping them understand the financial condition of Macromedia by focusing on the performance of the Company’s core operations. The non-GAAP financial measures are presented by Macromedia to give investors further information about historical and expected results and increase their ability to compare financial information from period to period.

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Adobe Systems Incorporated included a link in the above e-mail to the following article published in MarketWatch on July 21, 2005:

Macromedia nudges up after results
Shares now seen tied to planned Adobe merger

By Michael Paige, MarketWatch
Last Update: 1:08 PM ET July 21, 2005

LOS ANGELES (MarketWatch) — Macromedia Inc.’s stock edged up Thursday after the company posted solid quarterly results overnight, although shares are now seen tracking the planned acquisition by Adobe Systems Inc. more than fundamentals.

In recent trading, Macromedia stock (MACR: news, chart, profile) added 12 cents, or 0.3%, to $39.74. Shares have ranged from $18.09 to $44.67 over the last 52 weeks.

Adobe (ADBE: news, chart, profile) shares dipped 3 cents, or 0.1%, to $29.43.

After the close of the prior trading day, San Francisco-based Macromedia said its fiscal first-quarter profit jumped 17%, propelled by strong demand for its software used for Web site design.

Separately, Macromedia and Adobe both said their shareholders will meet Aug. 24 to vote on whether to approve the proposed stock-based merger, originally worth $3.4 billion when announced in April. See full story.

KeyBanc Capital Markets analyst Mark Schappel agreed Macromedia shares “are trading on arbitrage considerations, not business fundamentals.”

The analyst continues to rate Macromedia a hold given it is no longer moving on fundamentals.

Macromedia said its fiscal first-quarter profit rose to $15.2 million, or 19 cents a share, from $13 million or 17 cents a share in the comparable period a year earlier.

Revenue for the period increased 13% to $116.8 million from $103.6 million.

Excluding one-time items like charges related the planned merger, Macromedia would have earned $18.1 million, or 22 cents a share, compared with $13.7 million or 18 cents a share.

Wall Street analysts, on average, expected a profit of 21 cents a share on revenue of $114.1 million for the period ended June 30, according to a Thomson First Call survey.

The solid results “make Adobe look smart,” according to Fulcrum Global Partners analyst Jamie Friedman.

Friedman maintained a buy rating on Macromedia’s stock, pointing to the arbitrage profit related to the firm’s expected acquisition.

“Based on Adobe closing price and the exchange ratio of 1.38, Macromedia should trade at $40.65,” the analyst said. He views the arbitrage profit as “surprisingly large given the minimal risks to the deal.”

Looking ahead to results for its current quarter, Macromedia forecast revenue of $120 million to $125 million. The company pegged its gross margin for the period at 91% to 93%, with an operating margin of 17% to 19% before merger costs.

Analysts’ estimates called for a second-quarter profit of 25 cents a share on revenue of $122 million.

Both Macromedia, which makes the Flash software program for animated Internet sites, and San Jose, Calif.-based Adobe repeated earlier expectations for the pact to close in the fall, assuming approval by regulators and shareholders.

Last week, the Justice Department requested additional information from the companies as part of their antitrust review of the proposal.

By combing their businesses, Adobe and Macromedia would directly challenge the world’s largest software company, Microsoft Corp. (MSFT: news, chart, profile) , in the market for software used for Web sites. See full story.

Adobe sells GoLive, a smaller-scale rival to Macromedia’s widely used Dreamweaver program, for Web-site design.

Dreamweaver is the leading site-design application and competes with Redmond, Wash.-based Microsoft’s FrontPage.

Also, Microsoft is expected to unveil software for document sharing that would compete with Adobe’s Acrobat next year.

Michael Paige is a reporter for MarketWatch in Los Angeles.

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Adobe Systems Incorporated included a link in the above e-mail to the following article published in Forbes.com on July 26, 2005:

Market Scan
Adobe Customers Seeing Solid Business Trends
07.26.05, 11:50 AM ET

Piper Jaffray maintained an “outperform” rating and $37 price target on Adobe Systems (nasdaq: ADBE - news - people ) after it surveyed creative pro customers on a number or factors affecting the company.

“We found that most creative professional Adobe customers are experiencing solid business trends through the first half of calendar 2005.”

As evidence, Piper stated that 82% of respondents said that their businesses had been up year-over-year through the first half of 2005. Only 6% said business was down and 12% said business was flat.

The research firm claimed that hiring trends are driving a positive outlook for the industry. “We believe Adobe will continue to benefit from new seat purchases through the remainder of 2005, as 48% of Adobe customers in our survey are currently hiring additional creative pros.” Piper said that none of the respondents said that they were eliminating creative pros.

Further talks with creative pro customers indicated that Macromedia (nasdaq: MACR - news - people ) and Adobe provide “all the right tools in one tool box.” Piper said that many customers surveyed are using Macromedia products in addition to Adobe tools, with 62% saying that products made by both companies are used in their environment.

“We asked users to rank their willingness to buy a combination Adobe/Macromedia product on a scale of one to 10, with 10 being the most willing to buy such an offering. On average, the willingness of an Adobe creative pro customer to buy an Adobe/Macromedia product suite is eight out of 10.”

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this communication include expectations about the timing of the merger and the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals. Actual results may differ materially from those contained in the forward-looking statements in this communication. Adobe undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated has filed a registration statement on Form S-4, and Adobe and Macromedia, Inc. have filed a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus because they contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-832-5995.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on June 20, 2005. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Adobe and Macromedia as described above.